                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13-2(a)


                          Apria Healthcare Group, Inc.
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                                (Name of Issuer)


                         Common Stock, Par Value $0.001
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                         (Title of Class of Securities)


                                   037933108
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                                 (CUSIP Number)


                                 Peter C. Cooper
                             Cooper & LeVasseur, LLC
                          2010 Main Street, Suite 1220
                            Irvine, California 92614
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 17, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.113d-1(g), check
the following box.   [ ]

CUSIP No. 037933108               Schedule 13D                      Page 2 of 11
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           1.       Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only)

                    Peter C. Cooper
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           2.       Check the Appropriate Box if a Member of a Group (See
                    Instructions)

                    (a)  [X]
                    (b)  [ ]

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           3.       SEC Use Only

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           4.       Source of Funds (See Instructions):    See Item 3 below

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           5.       Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)                           [ ]

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           6.       Citizenship or Place of Organization:    New Zealand

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Number of            7.       Sole Voting Power:  948,950
Shares          ----------------------------------------------------------------
Beneficially         8.       Shared Voting Power:  1,089,000
Owned           ----------------------------------------------------------------
by Each              9.       Sole Dispositive Power:  948,950
Reporting       ----------------------------------------------------------------
Person With          10.      Shared Dispositive Power: 1,089,000

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           11.      Aggregate Amount Beneficially Owned by Each Reporting
                    Person:  2,836,900

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           12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)                                [ ]

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           13.      Percent of Class Represented by Amount in Row (11):  5.5%

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           14.      Type of Reporting Person (See Instructions)

                    IN

CUSIP No. 037933108               Schedule 13D                      Page 3 of 11
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           1.       Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only)

                    Gilbert E. LeVasseur, Jr.

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           2.       Check the Appropriate Box if a Member of a Group (See
                    Instructions)

                    (a)  [X]
                    (b)  [ ]

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           3.       SEC Use Only

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           4.       Source of Funds (See Instructions):    See Item 3 below

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           5.       Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)                           [ ]

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           6.       Citizenship or Place of Organization:    USA

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Number of            7.       Sole Voting Power:  798,950
Shares          ----------------------------------------------------------------
Beneficially         8.       Shared Voting Power:  1,089,000
Owned           ----------------------------------------------------------------
by Each              9.       Sole Dispositive Power: 798,950
Reporting       ----------------------------------------------------------------
Person With          10.      Shared Dispositive Power:  1,089,000

--------------------------------------------------------------------------------

           11.      Aggregate Amount Beneficially Owned by Each Reporting
                    Person:  2,836,900

--------------------------------------------------------------------------------

           12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)                                [ ]

--------------------------------------------------------------------------------

           13.      Percent of Class Represented by Amount in Row (11):  5.5%

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           14.      Type of Reporting Person (See Instructions)

                    IN

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CUSIP No. 037933108               Schedule 13D                      Page 4 of 11
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           1.       Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only)

                    Cooper & LeVasseur, LLC;  EIN: 33-0815143

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           2.       Check the Appropriate Box if a Member of a Group (See
                    Instructions)

                    (a)  [X]
                    (b)  [ ]

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           3.       SEC Use Only

--------------------------------------------------------------------------------

           4.       Source of Funds (See Instructions):    See Item 3 below

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           5.       Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)                           [ ]

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           6.       Citizenship or Place of Organization:     Delaware

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Number of            7.       Sole Voting Power:  1,089,000
Shares           ---------------------------------------------------------------
Beneficially         8.       Shared Voting Power:  0
Owned            ---------------------------------------------------------------
by Each              9.       Sole Dispositive Power:  1,089,000
Reporting        ---------------------------------------------------------------
Person With          10.      Shared Dispositive Power:  0

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           11.      Aggregate Amount Beneficially Owned by Each Reporting
                    Person:  2,836,900

--------------------------------------------------------------------------------

           12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)                                [ ]

--------------------------------------------------------------------------------

           13.      Percent of Class Represented by Amount in Row (11):  5.5%

--------------------------------------------------------------------------------

           14.      Type of Reporting Person (See Instructions)

                    OO

CUSIP No. 037933108               Schedule 13D                      Page 5 of 11
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           1.       Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only)

                    Cooper Capital, LLC;  EIN: 33-0676298

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           2.       Check the Appropriate Box if a Member of a Group (See
                    Instructions)

                    (a)  [X]
                    (b)  [ ]

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           3.       SEC Use Only

--------------------------------------------------------------------------------

           4.       Source of Funds (See Instructions):    See Item 3 below

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           5.       Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)                           [ ]

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           6.       Citizenship or Place of Organization:     Delaware

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Number of            7.       Sole Voting Power:  948,950
Shares           ---------------------------------------------------------------
Beneficially         8.       Shared Voting Power:  1,089,000
Owned            ---------------------------------------------------------------
by Each              9.       Sole Dispositive Power:  948,950
Reporting        ---------------------------------------------------------------
Person With          10.      Shared Dispositive Power:  1,089,000

--------------------------------------------------------------------------------

           11.      Aggregate Amount Beneficially Owned by Each Reporting
                    Person:  2,836,900

--------------------------------------------------------------------------------

           12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)                                [ ]

--------------------------------------------------------------------------------

           13.      Percent of Class Represented by Amount in Row (11):  5.5%

--------------------------------------------------------------------------------

           14.      Type of Reporting Person (See Instructions)

                    OO

Item 1.           Security and Issuer

                  This Schedule 13D relates to shares of common stock, par value $0.001 (the "Common Stock"), of Apria Healthcare Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 3560 Hyland Avenue, Costa Mesa, California 92626.

Item 2.           Identity and Background

                  This Schedule 13D is being filed by Peter C. Cooper ("Cooper"), Gilbert E. LeVasseur, Jr. ("LeVasseur"), Cooper & LeVasseur, LLC, a Delaware limited liability company ("Cooper & LeVasseur"), and Cooper Capital, LLC, a Delaware limited liability company ("Cooper Capital") (collectively, the "Reporting Persons"). The principal business office address of each of the Reporting Persons is 2010 Main Street, Suite 1220, Irvine, California 92614.

                  Each of Peter C. Cooper and Gilbert E. LeVasseur, Jr. are private investors who also serve as controlling persons of certain other investment entities. Peter C. Cooper is the sole manager of Cooper Capital, a limited liability company which serves as the general partner or managing member of certain private investment funds. Cooper Capital and Mr. LeVasseur are the managing members of Cooper & LeVasseur. Cooper & LeVasseur is the sole general partner of C&L Capital Partners, L.P., a Delaware limited partnership ("Fund I"), and C&L Capital Partners II, L.P., a Delaware limited partnership ("Fund II"). Fund I and Fund II are private investment funds, investing in securities of both private and public companies. Cooper Capital also serves as general partner of Clifton Investments, L.P., a Delaware limited partnership ("Clifton"), which is a private investment fund. Mr. LeVasseur also serves as trustee of the Gilbert E. LeVasseur, Jr. Revocable Trust ("LeVasseur Trust").

                  To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  Fund I, Fund II, Clifton and LeVasseur Trust used funds in the amount of $3,881,912, $1,981,564, $5,231,371 and $6,070,475 to purchase the
Common Stock, respectively. All funds used to purchase the shares of Common Stock of the Issuer on behalf of Fund I, Fund II and Clifton came directly from the assets of such entities. The source of funds for the purchases by the LeVasseur Trust was the investment assets of the LeVasseur Trust.


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
Item 4.           Purpose of Transaction

                  The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

                  Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

                  Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to, its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

                  Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b). According to the Issuer's most recent From 10-Q, there were 51,779,059 shares of Common Stock issued and outstanding as of October 30, 1998. Based on such information and after taking into account the transactions described in Item 5(c) below, (i) each of Cooper, LeVasseur, Cooper & LeVasseur and Cooper Capital beneficially owns 2,836,900 shares of Common Stock, which represents 5.5% of the outstanding shares of the Common Stock of the Issuer.

                  Fund I beneficially owns 783,300 shares of the Common Stock (approximately 1.5% of the total number of outstanding shares of Common Stock). Fund II beneficially owns 305,700 shares of the Common Stock (approximately 0.6% of the total number of outstanding shares of Common Stock). Clifton beneficially owns 948,950 shares of the Common Stock (approximately 1.8% of the total number of outstanding shares of Common Stock). The LeVasseur Trust owns 798,950 shares of the Common Stock (approximately 1.5% of the total number of outstanding shares of Common Stock).

                  Mr. Cooper, through Cooper Capital, possesses (i) sole power to vote and direct the disposition of all shares of Common Stock owned by Clifton, and (ii) shared power to vote and direct the disposition, through Cooper & LeVasseur, of all shares of Common Stock owned by each of Fund I and Fund II.

                  Mr. LeVasseur possesses (i) sole power to vote and direct the disposition of all shares of Common Stock owned by the LeVasseur Trust, and (ii) shared power to vote and direct the disposition, through Cooper & LeVasseur, of all shares of Common Stock owned by each of Fund I and Fund II.

                  As a result, Cooper & LeVasseur, and its managing members, Gilbert E. LeVasseur, Jr. and Cooper Capital, and its manager, Peter C. Cooper, may be deemed to beneficially own the shares of Common Stock directly owned by Fund I and Fund II. Further, Cooper Capital, and its manager, Peter C. Cooper, may be deemed to beneficially own the shares of Common Stock directly owned by Clifton. Finally, Mr. LeVasseur may be deemed to beneficially own the shares of Common Stock directly owned by the LeVasseur Trust.

                  (c) During the last 60 days, the Reporting Persons, or other parties identified in Item 2 purchased the following shares of Common Stock in the open market:

    Entity         Date of Transaction     Number of Shares     Price Per Share
---------------    -------------------     ----------------     ---------------
Clifton               March 26, 1999            41,250               $7.45

LeVasseur Trust       March 26, 1999            41,250                7.45

Clifton               March 25, 1999            17,350                7.37

LeVasseur Trust       March 25, 1999            17,350                7.37

Clifton               March 24, 1999            20,000                7.34

LeVasseur Trust       March 24, 1999            20,000                7.34

Clifton               March 23, 1999            30,700                7.68

LeVasseur Trust       March 23, 1999            30,700                7.68

Clifton               March 18, 1999            10,000                7.88

LeVasseur Trust       March 18, 1999            10,000                7.88

Clifton               March 17, 1999            12,500                7.95

LeVasseur Trust       March 17, 1999            12,500                7.95

                  (d) and (e)       Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as previously disclosed.

Item 7.           Material to be Filed as Exhibits

                  Exhibit A:      Joint Filing Agreement


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

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 26, 1999
                                          /s/ Peter C. Cooper
                                          ----------------------------------
                                          Peter C. Cooper


                                          /s/ Gilbert E. LeVasseur, Jr.
                                          ----------------------------------
                                          Gilbert E. LeVasseur, Jr.


                                          COOPER & LeVASSEUR, LLC,

                                          By:  Cooper Capital, LLC, Member


                                          By:  /s/ Peter C. Cooper
                                             -------------------------------
                                             Peter C. Cooper, Manager


                                          By:  /s/ Gilbert E. LeVasseur, Jr.
                                             -------------------------------
                                             Gilbert E. LeVasseur, Jr., Manager


                                          COOPER CAPITAL, LLC


                                          By:  /s/ Peter C. Cooper
                                             -------------------------------
                                             Peter C. Cooper, Manager

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

                  The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  March 26, 1999
                                          /s/ Peter C. Cooper
                                          ----------------------------------
                                          Peter C. Cooper


                                          /s/ Gilbert E. LeVasseur, Jr.
                                          ----------------------------------
                                          Gilbert E. LeVasseur, Jr.


                                          COOPER & LeVASSEUR, LLC,

                                          By:  Cooper Capital, LLC, Member


                                          By:  /s/ Peter C. Cooper
                                             -------------------------------
                                             Peter C. Cooper, Manager


                                          By:  /s/ Gilbert E. LeVasseur, Jr.
                                             -------------------------------
                                             Gilbert E. LeVasseur, Jr., Manager


                                          COOPER CAPITAL, LLC


                                          By:  /s/ Peter C. Cooper
                                             -------------------------------
                                             Peter C. Cooper, Manager


                                       11